EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
To the Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-106148) on Form S-8 of Mindspeed Technologies, Inc. of our report dated June 24, 2008 with respect to the statement of net assets available for benefits of Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2008 annual report on Form 11-K of Mindspeed Technologies, Inc. Retirement Savings Plan.
/s/ Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 17, 2009